

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2025

Grant Isaac
Chief Financial Officer
Cameco Corporation
2121 11th Street West
Saskatoon, Saskatchewan
Canada S7M 1J3

      Re: **Cameco Corporation**
           Form 40-F for the fiscal year ended December 31, 2023
           Filed March 22, 2024
           File No. 001-14228

Dear Grant Isaac:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Energy & Transportation